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                             January 28, 2021

       Anish Bhatnagar, M.D.
       Chief Executive Officer
       Soleno Therapeutics, Inc.
       203 Redwood Shores Parkway, Suite 500
       Redwood City, CA 94065

                                                        Re: Soleno
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 14,
2021
                                                            File No. 333-252108

       Dear Dr. Bhatnagar:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed January 14, 2021

       Cover Page

   1. It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus
cover page to disclose the calculation of the aggregate market value of your
outstanding voting and nonvoting common equity and the amount of all securities offered
pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on,
and includes, the date of the prospectus. Refer to Instruction 7 to
                                                        General Instruction
I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form
S-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anish Bhatnagar, M.D.
Soleno Therapeutics, Inc.
January 28, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameAnish Bhatnagar, M.D.
                                                           Division of
Corporation Finance
Comapany NameSoleno Therapeutics, Inc.
                                                           Office of Life
Sciences
January 28, 2021 Page 2
cc:       Jesse Schumaker, Esq.
FirstName LastName